   As filed with the Securities and Exchange Commission on June 13, 1996.


                          Registration No. 333-398

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                          -------------------------


                             AMENDMENT NO. 5 TO


                                  FORM S-3

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                          -------------------------

                        ABRAXAS PETROLEUM CORPORATION
           (Exact name of registrant as specified in its charter)

                     Nevada                                1311                              74-2584033
         (State or other jurisdiction of       (Primary Standard Industrial       (I.R.S. Employer Identification
         incorporation or organization)        Classification Code Number)                    Number)

                              Robert L. G. Watson

                             Chairman of the Board,

                     President and Chief Executive Officer
                      500 North Loop 1604 East, Suite 100
                           San Antonio, Texas  78232
                                 (210) 490-4788


           (Name, address, including zip code, and telephone number, including area code, of registrant's principal executive offices and of agent for service)



                                    Copy to:

                                Steven R. Jacobs
                            Cox & Smith Incorporated
                       112 East Pecan Street, Suite 1800
                           San Antonio, Texas  78205
                                 (210) 554-5255

       Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this registration statement.

       If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or investment reinvestment plans, check the following box. [ ]


       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                           -------------------------

       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

                             CROSS REFERENCE SHEET


       1.       Forepart of the Registration Statement        Facing   Page   of  Registration   Statement;   Cross
                and Outside Front Cover Page of               Reference Sheet; Outside Front Cover Page  of Page of
                Prospectus                                    Prospectus


       2.       Inside Front And Outside Back Cover           Inside Front  Cover and Outside  Back Cover Pages  of
                Pages Of Prospectus                           Prospectus


       3.       Summary Information, Risk Factors             Risk Factors
                and Ratio of Earnings to Fixed Charges


       4.       Use of Proceeds                               Use of Proceeds


       5.       Determination of Offering Price               Outside Front Cover Page of Prospectus


       6.       Selling Security Holders                      Selling Stockholders


       7.       Plan of Distribution                          Plan of Distribution


       8.       Description of Securities to be               Description of Capital Stock
                Registered

       9.       Interests of Named Experts and Counsel        Not Applicable


       10.      Material Changes                              Recent Developments


       11.      Incorporation of Certain Information          Documents Incorporated By Reference
                by Reference

       12.      Disclosure of Commission Position             Not Applicable
                on Indemnification for Securities
                Act Liabilities

  PROSPECTUS

                        3,325,000 Shares of Common Stock

                         ABRAXAS PETROLEUM CORPORATION

                           -------------------------

                This Prospectus relates to an aggregate of 3,325,000 shares (the "Shares") of common stock, par value $.01 per share ("Common Stock"), of Abraxas Petroleum Corporation, a Nevada corporation (the "Company"), that may be offered from time to time by certain stockholders of the Company (the "Selling Stockholders"). See
       "Selling  Stockholders."   The Company  will receive  no part  of the
       proceeds of  such sales.   See  "Use of Proceeds."  Expenses (other
       than commissions and discounts of underwriters, dealers or agents and attorneys fees incurred by the Selling Stockholders) incurred in connection with this offering are expected to be approximately $36,170. All of such expenses will be paid by the Company.

                This Prospectus contains forward-looking information that involves risks and uncertainties and such information is subject to the assumptions set forth in connection therewith and the information contained herein.

                The Company has been advised by the Selling Stockholders that they may sell all or a portion of the Shares offered by this Prospectus from time to time (i) on the NASDAQ Stock Market at prices prevailing at the time of such sales, (ii) otherwise than on the NASDAQ Stock Market at market prices prevailing at the time of sale or at negotiated prices, or (iii) by a combination of the
       foregoing methods  of sale.   The Selling Stockholders and  any broker,
       dealer or other agent executing sell orders on behalf of the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"), in which event commissions received by any such broker, dealer or agent may be deemed to be underwriting commissions under the Act. See "Plan of Distribution."


                The Company's Common Stock is traded on the NASDAQ Stock Market under the symbol AXAS. On June 11, 1996, the closing price for the Common Stock as reported on the NASDAQ Stock Market was $6.625 per share.


                           -------------------------

                For a discussion of certain risk factors that should be considered by prospective investors, see "Risk Factors" on pages 3 to 9.

                           -------------------------

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------


                 The date of this Prospectus is June 13, 1996.

                             AVAILABLE INFORMATION

        The  Company  is  subject  to  the  informational  requirements  of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: The Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and the New York Regional Office, 7 World Trade Center,
  12th Floor, New York, New York  10007, at  prescribed rates.   Such reports,
  proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities
  Dealers,  Inc.,  1735  K  Street,  N.W., Washington, D.C. 20006.



                             ADDITIONAL INFORMATION



        The Company has filed a Registration Statement on Form S-3 under the Act with respect to the Shares offered hereby (together with all amendments, the "Registration Statement") with the Commission. This Prospectus, filed as part of the Registration Statement, constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits and
  schedules thereto.   In addition, certain  documents  filed  by  the  Company
  with  the  Commission  have  been incorporated by reference.   See "Documents
  Incorporated by Reference."   Such additional information can be obtained
  from the Commission's  principal office in Washington, D.C.


                      DOCUMENTS INCORPORATED BY REFERENCE

        The following documents or portions thereof filed by the Company are hereby incorporated by reference in this Prospectus:

        (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995;

         (ii) the Company's Current Report on Form 8-K dated January 17, 1996;

        (iii) the Company's Current Report on Form 8-K dated April 4, 1996, as amended;


        (iv) the Company's Quarterly Report on Form 10-Q dated May 14, 1996, as amended;

        (v) the description of the Company's Common Stock contained in the Company's Registration Statement Number 0-19118 filed on March 26, 1991 on Form 8-A relating thereto; and



        (vi) the description of the Company's Common Stock Purchase Rights contained in the Company's Registration Statement Number 0-19118 filed on December 7, 1994 on Form 8-A relating thereto.



        In addition, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such
  documents.   Any statement contained  herein or  in a  document  incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or
  supersedes such statement.   Any such statement  so modified or  superseded
  shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.



        The Company undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon oral or written request of such person, a copy of any and all of the documents incorporated by reference herein (other than exhibits and schedules to such documents, unless such exhibits or schedules are specifically incorporated by reference into such documents). Such requests should be directed to Chris
  E. Williford, Executive Vice President, Treasurer and Chief Financial Officer, Abraxas Petroleum Corporation, 500 North Loop 1604 East, Suite 100, San Antonio, Texas 78232 or by telephone at (210) 490-4788.


                                  RISK FACTORS

        Prospective purchasers of the Shares offered hereby should carefully consider, together with other information in this Prospectus, the following risk factors that affect the Company.



  Industry Conditions; Impact on Company's Profitability

        The Company's revenues, profitability and future rate of growth are substantially dependent upon prevailing prices for crude oil and natural gas. Crude oil and natural gas prices can be extremely volatile and in recent years have been depressed by excess total domestic and imported
  supplies.   Prices are also  affected by actions of  state and local
  agencies, the United States and foreign governments and international cartels. While prices for crude oil and natural gas increased during the fourth quarter of 1995 and remained at these levels during the first quarter of 1996, there can be no assurance that these levels for crude oil and natural gas prices can be sustained.

  These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of crude oil and natural gas. Any substantial or extended decline in the prices of crude oil and natural gas would have a material adverse effect on the Company's financial condition and results of operations, including reduced cash flow and borrowing capacity. All of these factors are beyond the control of the Company. Sales of crude oil and natural gas are seasonal in nature, leading to substantial differences in cash flow at various times throughout the
  year.    Federal and  state regulation of crude oil and natural gas production and transportation, general economic conditions, changes in supply and changes in demand all could adversely affect the Company's ability to produce and market its crude oil and natural gas. If market factors were to change dramatically, the financial impact on the Company
  could be substantial.   The availability of markets and the volatility  of
  product prices are beyond the control of the Company and thus represent a significant risk.

        In addition, declines in crude oil and natural gas prices might, under certain circumstances, require a write-down of the book value of the
  Company's crude oil  and natural gas properties.   If such declines  were
  severe enough, they could result in the occurrence of an event of default under the Company's credit agreement with First Union National Bank of North Carolina ("FUNB") that could require the sale of some of the Company's producing properties under unfavorable market conditions or require the Company to seek additional equity capital.

  Losses From Operations

        The  Company  has experienced  recurring losses.    For the  years
  ended December 31, 1992, 1993, 1994 and 1995, and the Company recorded net losses of $4.0 million, $2.4 million, $2.4 million and $1.2 million, respectively. The loss in 1992 included interest and other costs incurred by the Company of $258,000 in connection with its indirect ownership of 87.4% of the outstanding capital stock of a company which owned a bituminous coal mine located in western Colorado (the "Eastside Mine") and a writedown in the Company's carrying value of the Eastside Mine of $2.63 million and the loss in 1994 included a further writedown relating to the Company's decision to cease operations at the Eastside Mine of $1.0 million representing the remaining carrying value of the
  Eastside Mine.   No  assurance can  be given  that the Company will not
  experience operating losses in the future.

  Leverage and Debt Service

        As  of December  31,  1995, total  debt  and stockholders'  equity were approximately $41.6 million and $37.1 million, respectively. Based upon the current level of operations, the Company believes that its cash flow from operations as well as borrowing capabilities will be adequate to meet its anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments through December 31, 1996. There can be no assurance, however, that the
  Company's business will continue to generate cash flow from operations at or above
  current  levels.   If  the  Company  is  unable to  generate  cash  flow
  from operations in the future to service its debt, it may be required to refinance all or a portion of its existing debt or to obtain additional financing. There can be no assurance that such refinancing would be
  possible or that any additional financing  could  be obtained.    If  the
  Company were unable to refinance its existing debt or obtain additional financing and could not service its debt, FUNB could foreclose on substantially all of the Company's producing properties because these properties are pledged to secure the Company's indebtedness to FUNB. The Company's ability to meet its debt service obligations and to reduce its total debt will be dependent upon its future performance, which, in turn, will be subject to general economic conditions and to financial, business and other factors, including the prices received by the Company for crude oil, natural gas and natural gas liquids, affecting the operations of the Company, many of which are beyond its control.


        The Company's credit agreement with FUNB contains a number of
  covenants, including the  following:    (1)  the  ratio  of  current  assets
  to current liabilities (exclusive of any part of the loan which is current) shall not be less than 1:1; and (2) as of the last day of each fiscal quarter, the ratio of the Company's indebtedness, compared to annualized net income plus non cash charges shall not be greater than 7.5 to 1.0. The credit agreement also contains covenants relating to maintaining corporate existence, maintaining title to all of the collateral free and clear of all liens except for FUNB's liens and those permitted by FUNB, maintaining all mineral interests in good repair and in compliance with all laws, maintaining insurance, paying all taxes, not paying dividends except as required on the Company's Series 1995-B Preferred Stock and not selling any of the collateral securing the loans. The Company is currently in compliance with these covenants.

  Operating Hazards; Uninsured Risks

        The nature of the crude oil and natural gas business involves certain operating hazards such as crude oil and natural gas blowouts, explosions, encountering formations with abnormal pressures, cratering and crude oil spills and fires, any of which could result in damage to or destruction of crude oil and natural gas wells, destruction of producing facilities, damage to life or property, suspension of operations,
  environmental  damage and possible  liability to  the Company.   In
  accordance with customary industry practices, the Company maintains insurance against some, but not all, of such risks and some, but not all, of such losses. The occurrence of such an event not fully covered by insurance could have a material adverse effect on the financial condition and results of operations of the Company.

  Shares Eligible for Future Sale


        At  June 11,  1996, the  Company had  5,804,812 shares  of  Common
  Stock outstanding of  which 427,335 shares were  held by affiliates.   Of the
  shares held by non-affiliates, 1,330,000 shares were sold in November 1995 in a private placement

  (the "Private Placement") of 1,330,000 units ("Units") each consisting of one share of Common Stock and one Contingent Value Right ("CVR") at a price of $8.00 per Unit. In addition, at June 11, 1996, the Company had 409,810 shares of Common Stock subject to outstanding options granted under certain stock option plans (of which 68,600 shares were vested at June 11, 1996), 437,500 shares issuable upon exercise of warrants and up to 1,330,000 shares of Common Stock issuable upon maturity of the CVRs in November 1996 or, if the Company elects to extend the maturity date of the
  CVRs, up  to 1,995,000 shares  of Common Stock  in November 1997.   The
  actual number of shares issuable upon maturity of the CVRs is dependent upon the difference between the target price (which is $10.00 in 1996 and $12.50 in 1997) and the median of the averages of the closing bid prices of the Common Stock on the Nasdaq Stock Market during the three consecutive
  20-trading  day  periods  immediately  preceding  the maturity  date.   All
  of the shares of Common Stock held by affiliates are restricted or control securities under Rule 144 promulgated under the Securities
  Act of  1933, as amended  (the "Securities  Act").   The shares of Common
  Stock issuable upon exercise of the stock options have been registered under the Securities Act. In addition, the shares of Common Stock issuable upon maturity of the CVRs have been registered under the Securities Act and the shares of the Common Stock issuable upon exercise of the warrants are subject to certain registration rights and, therefore, will be eligible for resale in the public market after a registration statement covering
  such shares has  been declared effective.   Sales of  shares of Common  Stock
  under Rule 144 or pursuant to a registration statement could have a material adverse effect on the price of the Common Stock and could impair the Company's ability to raise additional capital through the sale of its equity securities.


  Competition

        The Company encounters strong competition from major oil companies and independent operators in acquiring properties and leases for the
  exploration for,  and  production  of,  crude  oil  and   natural  gas.
  Competition  is particularly  intense with respect to the acquisition of
  desirable undeveloped crude oil  and natural gas leases.   The principal
  competitive factors in the acquisition of such undeveloped crude oil and natural gas leases include the staff and data necessary to identify, investigate and purchase such leases, and the financial resources necessary to acquire and develop such leases. Many of the Company's competitors have financial resources, staff and facilities substantially greater than those of the Company. In addition, the producing, processing and marketing of crude oil and natural gas is affected by a number of factors which are beyond the control of the Company, the effect of which cannot be accurately predicted.

        The principal raw materials and resources necessary for the exploration and production of crude oil and natural gas are leasehold prospects under which crude oil and natural gas reserves may be discovered, drilling rigs and related equipment to explore for such reserves and knowledgeable personnel to conduct all phases of crude oil and natural gas operations. The Company must compete for such raw materials and resources with both major crude oil and natural gas companies and
  independent operators.   Although the Company believes its current operating
  and financial resources  are  adequate  to  preclude   any  significant
  disruption of its operations in the immediate future, the continued availability of such materials and resources to the Company cannot be assured.

  Reliance on Estimates of Proved Reserves and Future Net Revenues; Depletion of Reserves

        There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including many factors beyond the
  control  of the Company.   The  reserve  data incorporated  by  reference in
  this Prospectus represent only estimates. In addition, the estimates of future net revenues from proved reserves of the Company and the present value thereof are based upon certain assumptions about future production levels, prices, and costs that may not prove to be correct over time. The rate of production from crude oil and natural gas properties declines as
  reserves are depleted.   Except to the  extent  the  Company  acquires
  additional properties containing proved reserves, conducts successful exploration and development activities or, through engineering studies, identifies additional behind-pipe zones or secondary recovery reserves, the proved reserves of the Company will decline as reserves are produced. Future crude oil and natural gas production is therefore highly dependent upon the Company's level of success in acquiring or finding additional reserves.

  Acquisition Risks

        The Company intends to continue acquiring producing crude oil and natural gas properties or companies that own such properties.
  Although the Company  performs a  review of  the acquired  properties that it believes is consistent with industry practices, such reviews are inherently incomplete. It generally is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, the Company will focus its review efforts on the higher-valued properties and will sample the remainder. However, even an in-depth review of all properties and records may not necessarily reveal existing or potential problems nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and
  capabilities.   Inspections  may not always  be performed  on every well, and environmental problems, such  as ground water  contamination, are  not
  necessarily  observable even  when an  inspection is undertaken.   In
  addition, there can be no assurance that the Company will be able to identify attractive acquisition opportunities or consummate acquisitions in the future.

  Title to Properties

        As is customary  in the crude oil and natural  gas industry, the
  Company performs   a  minimal   title  investigation   before   acquiring
  undeveloped properties, which generally
 consists of obtaining a title report from legal counsel covering title to the major properties and due diligence reviews by independent landmen of the remaining properties. The Company believes that it has satisfactory title to such properties in accordance with standards generally accepted in the crude oil and natural gas industry. A title opinion is obtained prior to the commencement of any drilling operations on such properties. The Company's properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens, none of which the Company believes materially interferes with the use of, or affect the value of, such properties. All of the Company's properties are also subject to the liens of FUNB.

 Government Regulation

    The Company's business is subject to certain federal, state and local laws and regulations relating to the exploration for and development, production and marketing of crude oil and natural gas, as well as environmental and safety matters. Such laws and regulations have generally become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties. Because the requirements imposed by such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance with such requirements. There is no assurance that laws and regulations enacted in the future will not adversely affect the Company's financial condition and results of operations.


 Dependence on Key Personnel

    The Company depends to a large extent on Robert L. G. Watson, its Chairman of the Board, President and Chief Executive Officer, for its management and business and financial contacts. The unavailability of Mr. Watson would have a materially adverse effect on the Company's business. The Company's success is also dependent upon its ability to employ and retain skilled technical personnel. While the Company has not to date experienced difficulties in employing or retaining such personnel, its failure to do so in the future could adversely affect its business. The Company has entered into employment agreements with Mr. Watson and each of the Company's vice presidents. The employment agreements terminate on December 31, 1996 except that the term may be extended for an additional year if by December 1 of the prior year neither the Company nor the officer has given notice that it does not wish to extend the term. Except in the event of a change in control, Mr. Watson's and each of the vice president's employment is terminable at will by the Company for any reason, without notice or cause.

 Dividend Policy

    The Company has never declared or paid any cash dividends to holders of Common Stock and has no present intention to pay cash dividends to holders of Common Stock in the future. Under its credit agreement with FUNB, the Company is prohibited from paying cash dividends on the Common Stock.

  Limitations on the Availability of the Company's Net Operating
  Loss Carryforwards

        As a result of the acquisition of certain partnership interests and crude oil and natural gas properties in 1990 and 1991, an ownership change under section 382 of the Internal Revenue Code of 1986, as amended ("Section 382"), occurred in December 1991. Accordingly, it is expected that the use of net operating loss carryforwards generated prior to December 31, 1991 of $6.9 million will be limited to approximately $235,000 per year.
  As a result of the issuance of additional shares of Common Stock for acquisitions and sales of stock, an additional ownership change under Section
  382 occurred in October 1993.   Accordingly, it  is expected that  the use
  of all net  operating loss carryforwards  generated  through October  1993,
  or  $13.4  million, will  be limited   to  approximately  $1.0  million  per
  year  subject  to  the  lower limitations  described above.    Of  the  $13.4
  million net operating loss carryforwards, it is anticipated that the maximum net operating loss that may be utilized before it expires is $7.2 million. Future changes in ownership may further limit the use of the Company's carryforwards. In addition to the Section 382 limitations, uncertainties exist as to the future utilization of the carryforwards under the criteria set forth in FASB Statement No. 109, "Accounting for Income Taxes". The Company established a valuation allowance of $5.7 million and $5.5 million for deferred tax assets at December 31, 1995 and 1994, respectively.

  Anti-Takeover Provisions

        The Company's Stockholder Rights Plan and certain provisions of the Company's Articles of Incorporation and Bylaws and the Nevada
  General Corporation Law may make it difficult to change control of the Company and replace incumbent management. See "Description of Capital Stock".


                                 THE COMPANY

        The Company is an independent energy company engaged in the exploration for and acquisition, development and production of crude oil and natural gas primarily along the Texas Gulf Coast and in the Permian
  Basin  of western Texas.   The Company's business  strategy is to  acquire
  and develop producing crude oil and  natural gas properties that contain the
  potential for increased value through exploitation and development.   The
  Company seeks to realize the potential in such acquisitions through workovers, recompletions, secondary recovery operations and the drilling of development wells.


        The Company's principal offices are located at 500 North Loop 1604 East, Suite 100, San Antonio, Texas 78232 and its telephone number is
  (210)  490- 4788.

                                USE OF PROCEEDS

         The Company will not receive any part of the proceeds from the sale of the shares by the Selling Stockholders. The Company, however, received net proceeds of $10.1 million from the Private Placement on November 17, 1995. Such proceeds were used to repay certain indebtedness to FUNB and for general corporate purposes, including future acquisitions and the development of existing properties.


                              RECENT DEVELOPMENTS

         On November 17, 1995, the Company completed the Private Placement and received net proceeds of $10.1 million. The Company issued 1,330,000 Units each consisting of one share of Common Stock and one CVR. The
 CVRs are exchangeable for up to an aggregate of 1,995,000 shares of Common Stock. See "Description of Capital Stock."


         On March 21, 1996, the Company sold its 50% working interest in the Portilla Field, San Patricio County, Texas, and 12% working interest in the Happy Field, Garza County, Texas (together, the "Properties"), to
 Acco, LLC ("Acco"). A report prepared by independent petroleum engineers showed estimated net proved reserves of 2.1 million barrels of crude oil and natural gas liquids and 3.5 billion cubic feet of natural gas from these fields with a present value (discounted 10%) of estimated future net cash flows (before income taxes) of proved crude oil and natural gas reserves of $20.7 million at January 1, 1996. Acco subsequently contributed the Properties to Portilla - 1996, L.P., a Texas limited partnership (the "Partnership"), for a limited partnership interest. A subsidiary of the Company, Portilla - Happy Corporation ("Portilla - Happy"), is the general partner of the Partnership.

         The aggregate purchase price received by the Company was $17.6 million, of which $2.0 million was used by Portilla - Happy to purchase a 25% equity interest in the Partnership. Prior to this payment, Portilla - Happy did not have any interest in the Partnership. Acco separately obtained the release of the 50% overriding royalty interest in the Portilla
 Field owned by the Commingled Pension Trust Fund (Petroleum II), the trustee of which is Morgan Guaranty Trust Company of New York (the "Trust Fund"), for $11.9 million. As a result of the purchase of the Properties, the Partnership is the owner of all of the Company's and the Trust Fund's interests in the Portilla Field and all of the Company's interest in the Happy Field. The Partnership will receive all of the revenues and pay all expenses associated with these interests. The Partnership also acquired certain machinery and equipment previously owned by the Company and used at the Portilla Field and the Company's 100% interest in a natural gas processing plant with capacity of approximately 20 million cubic feet of natural gas per day located at the Portilla Field (the "Plant"). The Partnership maintains bank accounts separate from those of the Company.

        Acco financed the acquisition of the Properties by borrowing
 $21.75 million from Christiana Bank og Kreditkasse (the "Bank Loan") and $7.75 million from the Company pursuant to a demand note (the "Demand Note"). The Bank Loan is non-recourse to Portilla - Happy and is secured by the Properties and all of the other assets of the Partnership including the Partnership's Available Cash (as defined in the Partnership's
 Limited Partnership Agreement). The Partnership also received loans of $5.92 million from three pension trust funds (the "Pension Fund Loans"). The proceeds of the Pension Fund Loans were used to partially repay the Demand Note, which was assumed by the Partnership when Acco contributed the Properties to the Partnership. The remainder of the balance of the Demand Note and expenses incurred by the Partnership in the transaction were paid from the equity contributions of Acco and Portilla - Happy. In connection with making the Pension Fund Loans, the pension funds were granted an option to purchase a 74% overriding royalty interest in the Properties
 (the "ORI Options"). The ORI Options may be exercised at any time prior to April 30, 2004 by the payment to the Partnership of $5.92 million which payment may be made either in cash, in exchange for the outstanding principal amount of the Pension Fund Loans or by a combination thereof.

        The Company, through Portilla - Happy, owns a 25% equity interest in the Partnership. Prior to Acco's repayment of the Bank Loan and the receipt by Acco and Portilla - Happy of 110% of their initial investments, Portilla - Happy will receive 8% of the Partnership's
 Available Cash. After these repayment obligations have been satisfied, Portilla - Happy will receive 25% of the Partnership's Available Cash until the Pension Fund Loans have been repaid in full or, in the event that the pension funds exercise the ORI Option, when the pension funds have received an aggregate of $8.88 million plus 10% of the ORI Option price per annum (the "Required Override Payment"). After the earlier of the time when the Required Override Payment has been made or, if the ORI Options are not exercised, April 30, 2004 (the date that the Pension Fund Loans mature), Portilla - Happy's share of Available Cash will increase to 43.75% and will stay at this level until the termination of the Partnership.

        The sale of the Properties is consistent with the Company's strategy of selling its more mature properties. Such sales enable the Company to maintain financial flexibility, reduce overhead and redeploy the proceeds therefrom to activities that the Company believes to have a potentially higher financial return. The sale of the Properties enabled the Company to repay $12.0 million to FUNB and reduce its indebtedness to FUNB to $29.5 million. At March 31, 1996, the Company's availability under the FUNB line of credit was $1.5 million which the Company anticipates will be used to fund development of existing properties. Of the remaining $5.6 million of the proceeds, $2.0 million was used to purchase the equity interest in the Partnership and $3.6 million was used for general corporate purposes, including future acquisitions and development of existing properties. To the extent not used, the proceeds have been deposited in an interest bearing account and will be used by the Company for its working capital needs including future acquisitions and development of existing properties.

        During 1995, the Portilla and Happy Fields contributed $4.5 million in revenues, $0.9 million in operating and production expenses and $1.7 million in depreciation expense to the Company. The repayment of $12.0 million of the Company's indebtedness to FUNB would, on a pro forma basis if the Properties had been sold on January 1, 1995, have reduced interest expense by $1.2 million in 1995 and would have decreased the Company's net income by $0.7 million in 1995. Because the Company will remain the operator of the Portilla Field and the Plant located at the Portilla Field (the Happy Field will continue to be operated by Torch Operating Company), there will not be any changes in the Company's operations as a result of the sale. The Partnership will be responsible for the payment of all direct operating expenses associated with the
  Properties and  the  Plant.   The  Company will  not  be reimbursed for any
  of its overhead expenses in connection with the operation of the Properties and the Plant but will be reimbursed for expenses incurred to third parties.


        On March 21, 1996, the Company also announced that its Board of Directors had authorized the repurchase of up to $3.5 million of the
  Company's Common Stock.   Such repurchases will be made from time to time
  either through the open market or in privately negotiated transactions. As of June 11, 1996, the Company had purchased a total of 41,000 shares of Common Stock at an aggregate purchase price of $210,125.


        In March 1996, the Compensation Committee of the Board of Directors (the "Compensation Committee") approved a plan to amend the terms of the Company's outstanding stock options to reduce the exercise price to $6.75 per share. Options to purchase a total of 353,810 shares, of which 68,600 shares were vested, were affected.


                              SELLING STOCKHOLDERS



        This Prospectus relates to 3,325,000 shares of Common Stock that may be offered and sold from time to time by the Selling Stockholders. If all of the shares of Common Stock offered hereby are actually sold, the Selling Stockholders will own 783,300 shares of the Common Stock.



        The Selling Stockholders obtained the shares of the Common Stock offered hereby in the Private Placement.




        The following table sets forth certain information as of June 11, 1996 with respect to the ownership of Common Stock by the Selling
  Stockholders:



                                 Shares of Common                       Shares of Common       Shares of Common
       Name of Selling           Stock Owned Prior to                   Stock to be Sold       Stock to be Owned
       Stockholder               the Offering (1)       Percentage      Pursuant Hereto (1)    After the Offering(1)   Percentage
       -----------               ----------------       ----------      -------------------    ---------------------   ----------


       BT Holdings (2)                  275,000            4.75                275,000                    0                  0

       Kayne, Anderson                  375,000            6.48                375,000                    0                  0
       Management, Inc. (3)

       State Street Research            375,000            6.48                375,000                    0                  0
       & Management, Inc. (4)

       Ralph Wanger                  516,000(5)            9.07                110,000               406,000(6)             7.00

       Wellington Management            572,300            9.87                195,000                 377,300              6.51
       Company (7)

- --------------------


    (1) Does not include an aggregate of 1,995,000 shares of Common Stock which may be issued in exchange for the CVRs.

    (2) BT Holdings is an investment manager which has the power to make investment decisions for unrelated clients.

    (3) Kayne, Anderson Management, Inc. is an investment manager which has the power to make investment decisions for unrelated clients.

    (4) State Street Research & Management, Inc. ("State Street") is an investment manager which has the power to make investment decisions for unrelated clients. State Street disclaims beneficial ownership of all of the shares of Common Stock listed above.

    (5) Includes 156,000 shares of Common Stock owned by the Acorn Investment Trust, Series Designated Acorn Fund (the "Trust"). Wanger Asset Management, Ltd. ("WAM Ltd.") is the general partner of Wanger Asset Management, L.P. ("WAM") and Ralph Wanger is the general partner of WAM, Ltd. WAM serves as investment advisor to
            the Trust.   Certain limited partners and employees  of WAM are
            officers and trustees of the Trust. The Trust has delegated to WAM shared voting and investment power over the shares owned by
            the Trust.   Does not include shares owned by clients  of WAM over
            which WAM does not have or share voting or investment power.

    (6) Includes 156,000 shares of Common Stock owned by WAM and 250,000 shares of Common Stock owned by the Trust.

    (7) Wellington Management Company is an investment manager which has the power to make investment decisions for unrelated clients.



            The Selling Stockholders do not have any partners, officers or directors who are officers or directors of the Company and none of the Selling Stockholders is an officer or director of the Company.

                              PLAN OF DISTRIBUTION

      This Prospectus relates to 3,325,000 shares of Common Stock that may be offered and sold from time to time by the Selling Stockholders.


      As of June 11,  1996, the Selling Stockholders were the beneficial
owners of  2,113,300  shares of  Common  Stock.   Assuming all  shares of
Common Stock offered hereby are actually sold, the Selling Stockholders will beneficially own an aggregate of 783,300 shares of Common Stock.


      The Selling Stockholders have advised the Company that they intend to sell all or a portion of the shares of Common Stock offered by this
Prospectus from time to time (i) in the over-the-counter market or on the NASDAQ Stock Market at prices reasonably related to the prices of the Common Stock prevailing at the time of such sales, (ii) otherwise than in the over-the-counter market or on the NASDAQ Stock Market, in negotiated transactions (which may include the pledge or hypothecation of some or all of the shares), at fixed prices that may be changed, at market prices prevailing at the time of sale or at prices reasonably related thereto or at negotiated prices, or (iii) by a combination of the foregoing methods of
sale.    The  Selling  Stockholders  may   effect  such transactions by selling
the shares of Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the shares of Common Stock for which such broker-dealers may act as agent or to whom they may sell as principal, or both. The Company is not aware as of the date of the Prospectus of any agreement between the Selling Stockholders and any broker-dealers with respect to the sale of the Shares offered by this Prospectus. The Selling Stockholders and any broker, dealer or other agent executing sell orders on behalf of the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, in which event commissions received by any such broker, dealer or agent and profit on any resale of the shares of Common Stock may be deemed to be underwriting commissions under the Securities Act. Such commissions received by a broker, dealer or agent may be in excess of customary compensation.


      In effecting the sale of the Shares offered by this Prospectus, the Selling Stockholders must comply with Rule 10b-6 under the Exchange Act, which will require that the Selling Stockholders, as well as any person who acts in concert with the Selling Stockholders and the broker, if any, who sells the Shares on behalf of the Selling Stockholders, suspend all purchases of shares of the Common Stock at least two business days prior to and during any offers and sales by the Selling Stockholders of the Shares offered by this Prospectus. Because the Selling Stockholders may be deemed to be affiliates of the Company under the Exchange Act, Rule 10b-6 also requires the Company and all persons who are in a control relationship with the Company to suspend all purchases of shares of the Common Stock at least two business days prior to and during any offers and sales by the Selling
Stockholders  of the  Shares offered  by this Prospectus.   The  Company  will
require the Selling Stockholders, and their underwriters, brokers or dealers, if applicable, to provide a letter that acknowledges compliance with Rule 10b-6 before authorizing the transfer of the Selling Stockholders' Shares.

                          DESCRIPTION OF CAPITAL STOCK

Common Stock


      The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.01 per share. At June 11, 1996, there were 5,804,812 shares of Common Stock issued and outstanding. Holders of the Common Stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes for the election of directors. Holders of Common Stock do not have preemptive rights to subscribe for additional shares of Common Stock issued by the Company.






      Holders of the Common Stock are entitled to receive dividends as may be declared by the Board of Directors out of funds legally available therefor, subject to the rights of the holders of the Series 1995-B Preferred Stock and any subsequently issued classes or series of the Company s Preferred Stock. No dividend may be declared or paid on the Common Stock and no Common Stock may be purchased by the Company, unless all accrued and unpaid dividends on the outstanding Series 1995-B Preferred Stock for all past or current dividend periods, if any, have been paid, except for a purchase of shares of the Common Stock by the Company pursuant to Rule 13e-4(h)(5) of
the  Exchange Act.   In addition,  under the  terms  of the  Company's Credit
Agreement with FUNB, the Company may not pay dividends on shares of the Common Stock. In the event of liquidation, holders of the Common Stock are entitled to share pro rata in any distribution of the Company s assets remaining after payment of liabilities, subject to the preferences and
rights of  the holders  of the  Series 1995-B Preferred Stock.   All of the
outstanding  shares of the Common Stock  are fully paid and nonassessable.





      References herein to Common Stock include the common share purchase rights distributed by the Company to its stockholders on November 17, 1994 as long as they trade with the Common Stock. See "Stockholder Rights Plan".



Preferred Stock



      General.   The Company s Articles of  Incorporation authorize the
issuance of up to 1,000,000 shares  of Preferred Stock, par value $.01 per
share,  in one or  more series.   The  Board of  Directors is  authorized,
without any further action by the stockholders, to determine the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, sinking fund terms and other rights, preferences, privileges and restrictions of any series of Preferred Stock, the number of shares constituting any such series, and the designation thereof. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future.

      Description of Series 1995-B Preferred Stock. The Company is authorized to issue 1,000,000 shares of Preferred Stock, of which 45,741 shares have been designated as the Series 1995-B Preferred Stock. The holders of the Series 1995-B Preferred Stock have the full right and power to vote with the holders of the Common Stock on all matters on which the stockholders of the Common Stock are entitled to vote. Holders of the Series 1995-B Preferred Stock are entitled to 11.11 votes for each share of the Series 1995-B Preferred Stock and are not entitled to cumulate votes in the election of directors. Holders of the Series 1995-B Preferred Stock do not have preemptive rights to subscribe for or to purchase any additional shares of the Series 1995-B Preferred Stock. All or any shares of the Series 1995-B
Preferred Stock may be   redeemed at the  option of the Company  at any time
after January 1, 1997 at $100 per share plus the amount of accrued and unpaid dividends. If the Company redeems, repurchases, exchanges any security or property for, or otherwise acquires for consideration any shares of Common Stock (other than an acquisition pursuant to Rule 13e-4(h)(5) promulgated under the Exchange Act) at a price equal to or greater than $100 divided by the number of shares of Common Stock into which one share of the Series 1995-B Preferred Stock is then convertible, any holder of shares of Series 1995-B Preferred Stock may require the Company to redeem a number of shares of such holder's Series 1995-B Preferred Stock equal to the product of (i) the percentage of the shares of the Common Stock so redeemed or otherwise acquired times (ii) the total number of shares of the Series 1995-B Preferred Stock held by such holder at a price per share equal to the product of (x) the number of shares of Common Stock that such holder s shares of Series 1995-B Preferred Stock is then convertible times (y) the per share price paid for a share of Common Stock by the Company plus all accrued and unpaid dividends. Each share of Series 1995-B Preferred
Stock may be converted, subject to adjustment, into 11.11 shares of the Common Stock.


      Shares of the Series 1995-B Preferred Stock are entitled to a cumulative dividend of $8.00 per share per annum payable on a quarterly basis,
when and if declared  by  the  Board  of  Directors.   In  the  event  of  the
dissolution, liquidation or winding up of the Company, the holders of the Series 1995-B Preferred Stock shall be entitled to receive an amount of money equal to the redemption price per share plus all accrued and unpaid dividends thereon in cash or in any assets of the Company remaining after the debts of the Company have been paid in full and before any payment is made or assets set aside for payment to the holders of the Common Stock. All outstanding shares of the Series 1995-B Preferred Stock are fully paid and nonassessable.


Contingent Value Rights

      General.    The  CVRs  were  issued  under the  CVR  Agreement  (the
"CVR Agreement") between the Company and FUNB, a form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The definitions of certain capitalized terms used in the following summary are set forth below under "Certain Definitions."

      Issuance  of Shares at Maturity Date  or Extended Maturity Date.   The
CVR Agreement provides that, subject to adjustment as described under "Antidilution" below, the Company shall issue to each holder of the CVRs (each such person, a "CVR Holder") on the Maturity Date (as defined below), unless the Company shall, in its sole discretion, extend the Maturity Date to the Extended Maturity Date (as defined below), then on the Extended Maturity Date, for each CVR held by such CVR Holder, the Company shall issue a number of shares of Common Stock, if any, equal to (a) the Target Price (as defined below) minus the Current Market Value divided by (b) the Current Market Value; provided, however, in no event shall more than one share of Common Stock be issued in exchange for each CVR at the Maturity Date or more than 1.5 shares of Common Stock be issued in exchange for each CVR at the Extended
Maturity Date.   Such determination by the Company absent  manifest error
shall be final and  binding on  the Company and  the CVR Holder.

      The Company  may at its option  extend the Maturity  Date to  the
Extended Maturity Date.   Such option shall  be exercised by (i)  publishing
notice of an extension  in the  Authorized Newspaper  (as defined  below) or
(ii) furnishing notice to the CVR Holders of such extension, in each case, not less than one business day preceding the Maturity Date ; provided, however, that no defect in any such notice shall affect the validity of the extension of the Maturity Date to the Extended Maturity Date, and that any notice when published and mailed to a CVR Holder whether or not actually received by such CVR Holder.

      Determination  that No Shares are Issuable  With Respect to the  CVRs.
If the Current Market Value of a share of the Common Stock equals or exceeds $10.00 on the Maturity Date or $12.50 on the Extended Maturity Date (if the Maturity Date is extended by the Company to the Extended Maturity Date), as the case may be, no shares of the Common Stock will be issuable with respect to the CVRs. In addition, the CVRs will terminate if the Per Share Market Value (as defined below) equals or exceeds the Target Price for any period of 30 consecutive Trading Days during either the period (i) from and after November 17, 1995 to and including November 17, 1996 or (ii) from and after November 17, 1996 to and including November 17, 1997.

      In the  event that  the Company  determines that no shares  of the
Common Stock are  issuable with  respect to  the CVRs to the  CVR Holders,  the
Company shall give  to the CVR Holders  notice of such determination.   Upon
making such determination and absent manifest error, the CVRs shall terminate and become null and void and the CVR Holders shall have no further rights with respect thereto. The failure to give such notice or any defect therein shall not affect the validity of such determination.

      Antidilution. In the event the Company shall in any manner subdivide (by stock split, stock dividend or otherwise) or combine (by reverse stock split or otherwise) the number of outstanding shares of the Common Stock, the Company shall similarly subdivide or combine the CVRs and shall approximately adjust the Target Price.

Whenever such an adjustment is made, the Company shall (i) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment, (ii) promptly file with FUNB a copy of such certificate and (iii) mail a brief summary thereof to each CVR Holder. FUNB shall be fully protected in relying on any such certificate
and on any adjustment therein contained.   Such adjustment absent manifest
error shall be final and binding on the Company and the CVR Holders. Each outstanding CVR Certificate shall thenceforth represent that number of adjusted CVRs necessary to reflect such subdivision or combination and reflect the adjusted Target Price.

      Consolidation, Merger and Sale of Assets. The CVR Agreement provides that the Company may, without the consent of the holders of any of the outstanding CVRs, consolidate with or merge into any other entity or convey, transfer or lease its properties and assets substantially as an entirety to any entity, provided that (i) the Surviving Person (as defined below) assumes the Company's obligations under the CVRs and the CVR Agreement and (ii) the Company delivers to FUNB an officer's certificate regarding compliance with the foregoing. For the purposes hereof, "convey, transfer or lease its properties and assets substantially as an entirety" shall mean properties and assets contributing in the aggregate of at least 80% of the Company's total revenues as reported in the Company's last available periodic financial report (quarterly or annual, as the case may be) filed with the Commission.

      In the event that the Company were merged out of existence, liquidated or subject to some other event resulting in the lack of any market for the Common Stock (each, a "Transaction"), the holders of the CVRs would be entitled to receive securities of the Surviving Person or such other consideration that holders of shares of the Common Stock received in such a Transaction on the basis described herein. In the event of a Transaction in which the consideration received by the stockholders of the Company were shares of capital stock or other securities of the Surviving Person, the CVRs would mature on the Maturity Date (or the Extended Maturity Date, if extended by the Surviving Person), the Target Price would be adjusted by dividing the Target Price by the Conversion Ratio (as defined below) and the holders of the CVRs would receive on the Maturity Date (or if extended by the Surviving Person, the Extended Maturity Date) a number of shares of the capital stock or other securities of the Surviving Person equal to (a) the Adjusted Target Price (as defined below) minus the Adjusted Current Market Value (as defined below) divided by (b) the Adjusted Current Market Value; provided, however, in no event shall the Surviving Person (a) be required to issue a number of shares of its capital stock or other securities greater than 1.0 times the Conversion Ratio at the Maturity Date or more than 1.5 times the Conversion Ratio at the Extended Maturity Date and (b) issue shares of its capital stock or other securities which are not publicly traded to the holders of the CVRs for any CVRs held by them. In the event that the shares of capital stock or other securities of the Surviving Person to be issued in a Transaction are not publicly traded, the consideration to be received by the holders of the CVRs for any CVRs held by them shall be cash calculated in the manner described in the
following sentence.   In the
event of a Transaction in which the holders of the Company's Common Stock received cash, the holders of the CVRs would receive cash in an amount equal to the Adjusted Target Price minus the cash received by the stockholders of the Company for one share of the Common Stock on the effective date of such a Transaction; provided, however that the holders of the CVRs would not receive greater than $5.00 per CVR in cash on or prior to the Maturity Date and $7.50 per CVR in cash from and after the Maturity Date to and including the Extended Maturity Date.

      Certain Definitions.

      "Adjusted Current Market Value" per share means, with respect to the Maturity Date or the Extended Maturity Date, the median of the averages of the closing bid prices of the shares of capital stock or other securities of the Surviving Person received by the holders of Common Stock in a Transaction on the principal stock exchange on which such shares of capital stock or other securities are traded during each 20 consecutive Trading Day period that both begins and ends in the Valuation Period.

      "Adjusted Target Price" means the Target Price divided by the Conversion Ratio.

      "Authorized Newspaper" means The Wall Street Journal, or if The Wall Street Journal shall cease to be published, or, if the publication or general circulation of The Wall Street Journal shall be suspended for whatever reason, such other English language newspaper as is selected by the Company with general circulation in The City of New York, New York.

      "Conversion Ratio" means the number of shares of capital stock or other securities of the Surviving Person received by the holder of one (1) share of the Common Stock.

      "Current Market Value" means with respect to the Maturity Date and the Extended Maturity Date, the median of the averages of the closing bid prices on the NASDAQ Stock Market (or, if the Common Stock is listed on a securities exchange, on such exchange) of shares of the Common Stock during each 20 consecutive trading day period that both begins and ends in the Valuation Period.

      "Extended Maturity Date" means November 17, 1997.

      "Maturity Date" means November 17, 1996.

      "Person"  means any individual,  corporation, partnership,  joint
venture, association,   joint-stock  company,   trust,  unincorporated
organization  or government or any agency or political subdivision thereof.

      "Per Share Market Value" means on any particular date (a) the closing bid price per share of the Common Stock on such date on the principal stock exchange on which the Common Stock has been listed or, if there is no such price on such date, then the average of such prices on such exchange on the date nearest preceding such date, or (b) if the Common Stock is not listed on any stock exchange, the average of the high and low sales prices for a share of Common Stock in the over-the-counter market, as reported by the NASDAQ Stock Market for such date, or, if there are no such prices on such date, then the average of such prices on the date nearest preceding such date, or (c) if the Common Stock is not quoted on the NASDAQ Stock Market, the average of the final bid and final asked prices for a share of Common Stock in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices), or (d) if the Common Stock is no longer publicly traded, as determined by a nationally recognized or major regional investment banking firm or firm of independent certified public accountants of recognized standing (which may be the firm that regularly examines the financial statements of the Company) selected in good faith by the Board of Directors of the Company.

      "Surviving Person" means any other Person into which the Company shall consolidate with or merge into or the Person which acquires by conveyance or transfer or which leases, the properties and assets of the Company substantially as an entirety.

      "Target Price" means (i) at the Maturity Date, $10.00 and (ii) at the Extended Maturity Date, $12.50. In each case, upon each occurrence of an event specified under "Antidilution" above, such amounts, as they may have been previously adjusted, shall be adjusted as described under "Antidilution" above.

      "Trading Day" means (a) a day on which the Common Stock is traded on the principal stock exchange on which the Common Stock has been listed, or
(b) if the Common Stock is not listed on any stock exchange, a day on which the Common Stock is traded in the over-the-counter market, as reported by the NASDAQ Stock Market, or (c) if the Common Stock is not traded on the NASDAQ Stock Market, a day on which the Common Stock is traded in the
over-the-counter  market as reported  by   the  National  Quotation  Bureau
Incorporated (or any similar organization or agency succeeding to its functions of reporting prices).

      "Valuation Period" means the 60 Trading Day period immediately preceding (and including) the Maturity Date or the Extended Maturity Date, as the case may be.

Warrants

      The Company has warrants ("Warrants") outstanding to purchase an aggregate of 437,500 shares of Common Stock. Associated Energy Managers, Inc. ("AEM"), has Warrants to purchase 13,500 shares at an exercise price of $7.00 per share. FUNB has Warrants to purchase 424,000 shares of Common Stock at an exercise price of $9.79 per share. These Warrants were issued to FUNB in connection with the Company's credit agreement. FUNB and AEM have certain registration rights with respect to shares of the Common Stock issued pursuant to the exercise of such Warrants. See "Description of Capital Stock -- Registration Rights."

      All outstanding  Warrants contain  provisions that  protect  AEM and
FUNB against dilution by adjusting the price at which the Warrants are exercisable and the number of shares of the Common Stock issuable upon exercise thereof upon the occurrence of certain events, including payment of stock dividends and distributions, stock splits, recapitalizations, reclassifications, mergers, consolidations or the issuance or sale of Common Stock or options, rights or securities convertible into shares of the Common Stock, in the case of AEM, at less than the current market price or, in the case of FUNB, at a price less than the greater of the current market
price or the exercise  price.   A holder of Warrants has  no rights as a
stockholder  of the Company until  the Warrants are exercised.   All  Warrants
are currently exercisable, although none have been exercised as of the date hereof.

Registration Rights

      The shares of the Common Stock to be received by AEM and FUNB upon exercise of Warrants and any shares of the Common Stock owned by Endowment Energy Partners, L.P. ("EEP") and Endowment Energy Partners II, Limited Partnership ("EEP II") are entitled to certain rights with respect to the registration of such shares under the Securities Act.

      Under the terms of the Registration Rights Agreement with EEP and EEP II, in the event that the Company proposes to register any shares of the Common Stock or securities convertible into Common Stock under the Securities Act for its own account, except in certain circumstances, EEP and EEP II are entitled to unlimited Piggyback Registrations, subject to the right of the underwriters of any such offering to limit the number of shares included in such registration. The Company has agreed to pay all expenses in connection with a Piggyback Registration except for underwriting discounts and selling commissions which shall be borne by EEP and/or EEP II with respect to shares of the Common Stock owned by EEP and EEP II other than the 211,500 shares of Common Stock acquired by EEP and EEP II through the exercise of the Warrants formerly owned by EEP and EEP II ("Warrant Shares"). EEP and EEP II have the additional right to require the Company to effect one Demand Registration of all shares of the Common Stock (other than Warrant Shares)
in the aggregate  at any  time and  the Company is required  to  effect  such
registration,  subject  to  certain  conditions  and limitations.    The
Company is required to bear the expenses of a Demand Registration except for underwriting discounts and selling commissions which shall be borne by EEP and/or EEP II with respect to shares of Common Stock owned by EEP and EEP II other than Warrant Shares. The Company has agreed to customary indemnities including an agreement to indemnify, subject to certain limited exceptions, EEP and EEP II in connection with a Demand Registration and a Piggyback Registration.

      Under the terms of its Warrants, AEM has the  right to unlimited
Piggyback Registrations.   EEP and EEP II have the right to one Demand
Registration in the aggregate  at  any  time  after  December  20,  1995  and
unlimited   Piggyback Registrations with respect to Warrant Shares.  The
Company has agreed to pay all expenses in connection with Piggyback Registrations by AEM and by EEP and EEP II with respect to Warrant Shares and to share expenses equally with EEP and EEP II with respect to Warrant Shares
registered in a Demand   Registration; provided, however,  all underwriting
discounts and selling commissions shall be borne by EEP, EEP II or AEM, as the case may be.

      Under the terms of its Warrants, FUNB has the right to two Demand Registrations and, subject to the rights to Piggyback Registration of
EEP, EEP II  and  AEM, unlimited  Piggyback  Registrations.   The  Company
will pay  all expenses  incurred  in  connection  with   any  such
registration  other   than underwriting discounts  and selling commissions
which shall be borne  by  First Union.   The  Company has  also agreed  to
customary  indemnities,  including an agreement  to  indemnify,  subject   to
certain limitations, First Union in connection with a Demand Registration and a Piggyback Registration.

Anti-takeover Statutes

      The Nevada General Corporation Law ("Nevada GCL") contains two provisions, described below as "Combination Provisions" and the "Control Share Act," that may make more difficult the accomplishment of unsolicited or hostile attempts to acquire control of a corporation through certain types of transactions.

      Restrictions  on Certain Combinations Between Nevada Resident
Corporations and  Interested Stockholders.   The Nevada GCL includes  certain
provisions (the "Combination Provisions") prohibiting certain "combinations" (generally defined to include certain mergers, disposition of assets transactions, and share issuance or transfer transactions) between a resident domestic corporation and an "interested stockholder" (generally defined to be the beneficial owner of 10% or more of the voting power of the outstanding shares of the corporation), except those which are approved by the board of directors before the interested stockholder first obtained a 10% interest in the corporation s stock. There are additional exceptions to the prohibition, which apply to combinations if they occur more than five years after the interested stockholder s date of acquiring shares. The Combination Provisions apply unless the corporation elects against their application in its original articles of incorporation or an amendment thereto, or in its bylaws. The Company's Articles of Incorporation and Bylaws do not currently contain a provision rendering the Combination Provisions inapplicable.

      Nevada Control  Share Act.   Nevada s Control Share  Acquisition Act
(the "Control  Share Act")  imposes  procedural hurdles  on  and  curtails
greenmail practices   of  corporate   raiders.     The  Control   Share  Act
temporarily disenfranchises the voting power
of "control shares" of a person or group ("Acquiring Person") purchasing a "controlling interest" in an "issuing corporation" (as defined in the Nevada GCL) not opting out of the Control Share Act. In this regard, the Control Share Act will apply to an "issuing corporation" unless, before an acquisition is made, the articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest
provide  that  it  is inapplicable.    The  Company s  Articles  of
Incorporation and Bylaws do not currently contain a provision rendering the Control Share Act inapplicable.

      Under the  Control Share  Act, an "issuing corporation"  is a corporation organized in Nevada which has 200 or more stockholders, at least
100 of whom are stockholders  of  record  (which   for  this  purpose  includes
registered and beneficial owners) and residents of Nevada, and which does business in Nevada directly or through an affiliated company. The status of the Company at the time of the occurrence of a transaction governed by the Control Share Act (assuming that the Company s Articles of Incorporation or Bylaws have not theretofore been amended to include an opting out provision) would determine whether the Control Share Act is applicable.

      The Control Share Act requires an Acquiring Person to take certain procedural steps before he or it can obtain the full voting power of
the control shares.   "Control  shares" are  the shares  of a  corporation  (1)
acquired or offered to be acquired which will enable the Acquiring Person to own a "controlling interest," and (2) acquired within 90 days immediately preceding that date. A "controlling interest" is defined as the ownership of shares which would enable the Acquiring Person to exercise certain graduated amounts (beginning with one-fifth) of all voting power
of  the  corporation.    The Acquiring  Person  may  not  vote  any control
shares without first obtaining approval from the stockholders not characterized as "interested stockholders" (as defined below).

      To obtain voting rights in control shares, the Acquiring Person must file a statement at the principal office of the issuer ("Offeror s Statement") setting forth certain information about the acquisition or
intended acquisition of  stock.   The  Offeror s  Statement may  also  request
a special meeting of stockholders to vote on the issue of whether to grant to the Acquiring Person voting rights in his control shares. A special stockholders meeting must then be held at the Acquiring Person's expenses within 30 to 50 days after the Offeror s Statement is filed. If a special meeting is not requested by the Acquiring Person, the matter will be addressed at the next regular or special meeting of stockholders.

      At the special or annual meeting at which the issue of voting rights of control shares will be addressed, "interested stockholders" may not vote on the question of granting voting rights to control the corporation or its parent, unless (with respect to corporations with more than 100 stockholders of record) a bylaw provision adopted by the affirmative vote of a majority of the outstanding shares entitled to vote thereon authorizes the disinterested directors alone to approve such voting rights.

      If  full  voting  power  is  granted  to  the  Acquiring  Person  by the disinterested stockholders, and the Acquiring Person has acquired control shares with a majority or more of the voting power, then (unless otherwise provided in the articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest) all stockholders of record, other than the Acquiring Person, who have not voted in favor of authorizing voting rights for the control shares, must be sent a notice advising them of the fact and of their right to receive "fair value" for their shares. The Company s Articles of Incorporation and Bylaws do not provide
otherwise.   Within  20  days of  the mailing  of the  notice, any  such stockholder may demand to receive from the corporation the "fair value" for all or part of his shares. "Fair value" is defined in the Control Share Act as "not less than the highest price per share paid by the Acquiring
Person  in an  acquisition."   Allowing  the dissenting stockholders to receive
"fair value" for all or part of their shares is intended to avoid the "prisoner s dilemma" of forcing a stockholder to sell to an Acquiring Person at an early date so as not to risk diminution in value that may occur after the Acquiring Person gains the controlling interest.

      The Control Share Act permits a corporation to redeem the control shares in the following two instances, if so provided in the articles of incorporation or bylaws of the corporation in effect on the tenth day
following  the acquisition of  a controlling interest:   (1)  if the Acquiring
Person fails to deliver the Offeror s Statement to the corporation within 10 days after the Acquiring Person s acquisition of the control shares; or
(2) an Offeror s Statement is delivered, but the control shares are not accorded full voting rights by the stockholders. The Company s Articles of Incorporation and Bylaws do not address this matter.

Anti-takeover Effects of Certain Provisions of the Articles of Incorporation and Bylaws

      Certain provisions of the Articles of Incorporation and the Bylaws of the Company could have an anti-takeover effect.

      The  Articles  of  Incorporation  and Bylaws  provide  for  the  Board of Directors to be divided into three classes of directors serving staggered three- year terms. As a result, approximately one-third of the Board of Directors will be elected each year. The Articles of Incorporation and Bylaws provide that the Board of Directors will consist of not less than three nor more than twelve members, with the exact number to be determined from time to time by the affirmative vote of a majority of directors then in
office.   The  Board of Directors, and not the  stockholders, has the authority to determine the number of directors, and could prevent any stockholder from obtaining majority representation on the Company s Board of Directors by enlarging the Board of Directors and by filling the new directorships
with the  stockholder s  own nominees.   In addition, directors may  be removed
by  the stockholders only for cause.

      The Articles of Incorporation and Bylaws provide that special meetings of stockholders of the Company may be called only by the Chairman of the Board, the

President or a majority of the members of the Board of Directors. This provision may make it more difficult for stockholders to take actions opposed by the Board of Directors.

      The Articles of Incorporation and Bylaws provide that any action required to be taken or which may be taken by holders of Common Stock must be effected at a duly called annual or special meeting of such holders, and may not be taken by any written consent of such stockholders. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the persons set forth above. The provisions of the Articles of Incorporation and Bylaws prohibiting stockholder action by written consent would prevent the holders of a majority of the voting power of the Company from using the written consent procedure to take stockholder action and taking action by consent without giving all the stockholders of the Company entitled to vote on a proposed action the opportunity to participate in determining such proposed action.

Stockholder Rights Plan

      On November  17, 1994,  the Board  of Directors  of the  Company adopted
a stockholder rights  plan (the  "Rights Plan").   Under the terms  of the
Rights Plan, the Board of Directors of the Company declared a dividend of one common share purchase right ("Right") on each share of the Common Stock outstanding on November 17, 1994. Each Right entitles the holder thereof to buy one-half of one share of Common Stock at an exercise price of $40 per share ($20 per half share), subject to adjustment.

      The Rights are not exercisable until the occurrence of specified events. Upon the occurrence of such an event (which events are generally those which would signify the commencement of a hostile bid to acquire the Company), the Rights then become exercisable (unless redeemed by the Board of Directors) for a number of shares of Common Stock having a market value of four times the exercise price of the Right. If the acquiror were to conclude the acquisition of the Company, the Rights would then become exercisable for shares of the controlling/ surviving corporation having a
value of four  times the  exercise price  of the Rights.   If the  Rights were
exercised  at any  time, significant dilution  would result, thus making the
acquisition prohibitively expensive for the acquiror.   In order  to encourage
a bidder to negotiate with the Board of Directors, the Rights Plan provides that the Rights may be redeemed under prescribed circumstances by the Board of Directors.

      The Rights are not intended to prevent a takeover of the Company and will not interfere with any tender offer or business combination approved by the Board of Directors. The Rights Plan is intended to protect the stockholders in the event of (a) an unsolicited offer to acquire the Company, including offers that do not treat all stockholders equally, (b) the acquisition in the open market of shares constituting control of the Company without offering fair value to all stockholders, and (c) other coercive takeover tactics which could impair the Board s ability to fully represent the interests of the stockholders.

Limitation of Liability of Officers and Directors

      The  Company's   Articles  of  Incorporation   contain  a  provision
that eliminates the personal monetary liability of directors and officers to the Company and its stockholders for a breach of fiduciary duties to the extent currently allowed under the Nevada General Corporation Law
(the  "Nevada Statute").   If  a director  or officer  were to  breach  his
fiduciary duties, neither the Company nor its stockholders could recover monetary damages, and the only course of action available to the Company's stockholders would be equitable remedies, such as an action to enjoin or
rescind  a transaction  involving a breach of  fiduciary duty.   To the  extent
certain claims against directors or officers are limited to equitable remedies, this provision of the Company's Articles of Incorporation may reduce the likelihood of derivative litigation and may discourage stockholders or management from initiating litigation against directors or officers for breach of their duty of care. Additionally, equitable remedies may not be
effective  in many  situations.   If a  stockholder's only remedy  is to
enjoin the completion of the Board of Director's action, this remedy would be ineffective if the stockholder did not become aware of a transaction or event until after it had been completed. In such a situation, it is possible that the stockholders and the Company would have no effective remedy against the directors or officers.

      Liability for monetary damages has not been eliminated for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or payment of an improper dividend in violation of section 78.300 of
the Nevada Statute.   The limitation of  liability also does  not eliminate or
limit director liability arising in connection with causes of action brought under the Federal securities laws.

Indemnification of Officers and Directors

      The Nevada Statute permits a corporation to indemnify certain persons, including officers and directors, who are (or are threatened to be made) parties against all expenses (including attorneys' fees) actually and reasonably incurred by, or imposed upon, him in connection with the defense by reason of his being or having been a director or officer if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except where he has been adjudged by a court of competent jurisdiction (and after exhaustion of all appeals) to be liable for gross negligence or willful misconduct in the performance of his duty. The Bylaws of the Company provide indemnification to the same extent allowed pursuant to the foregoing provisions of the Nevada Statute.

      Nevada corporations also are authorized to obtain insurance to protect officers and directors from certain liabilities, including liabilities against which the corporation cannot indemnify its directors and officers. The Company does not currently have in effect a directors' and officers' liability insurance policy.

      The  Company  has  entered  into  indemnity agreements  with  each  of
its directors and  officers.   These agreements provide for  indemnification to
the extent permitted by the Nevada Statute.

Transfer Agent

      The transfer agent for the Common Stock, the Series 1995-B Preferred Stock and the CVRs is FUNB.

                       SHARES ELIGIBLE FOR FUTURE SALE




      At June 11, 1996, the Company had 5,804,812 shares of Common Stock outstanding of which 427,335 shares were held by affiliates. Of the shares held by non-affiliates, 1,330,000 shares were sold in November 1995
in the Private Placement.   In addition, at  June 11, 1996,  the Company had
409,810 shares of Common Stock subject to outstanding options granted under certain stock option plans (of which 68,600 shares were vested at June 11,
1996), 437,500 shares issuable upon exercise of warrants and up to 1,330,000 shares of Common Stock issuable upon maturity of the CVRs in November 1996 or, if the Company elects to extend the maturity date of the CVRs, up to 1,995,000
shares of Common Stock in November 1997.   The actual number of shares issuable
upon maturity of the CVRs is dependent upon the difference between the Target Price on the Maturity Date or the Extended Maturity Date, as the case may be and the Current Market Value of the Common Stock. All of the shares of
Common Stock held by affiliates are restricted or control securities under Rule
144 promulgated under the Securities Act.   The shares  of Common Stock
issuable  upon exercise of  the stock options have  been registered  under the
Securities Act.   In  addition, the  shares of Common Stock issuable upon
maturity of the CVRs have been registered under the Securities Act and the shares of the Common Stock issuable upon exercise of the warrants are subject to certain registration rights and, therefore, will be eligible for resale in the public market after a registration statement covering such shares has been declared effective. Sales of shares of Common Stock under Rule 144 or pursuant to a registration statement could have a material adverse effect on the price of the Common Stock and could impair the Company's ability to raise additional capital through the sale of its equity securities.


      In general, under Rule 144, any non-affiliate who has beneficially owned restricted securities for at least three years may resell such restricted securities in the public market without restriction under Rule 144. Under Rule 144, any person who has beneficially owned restricted securities for at least two years, and any affiliate of the Company who owns unrestricted securities, is entitled to sell, within any three-month period, a number of such securities that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 58,048 shares) or the average weekly trading volume during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied.


      The  Company has  filed  registration  statements on  Form S-8  under the Securities Act to register shares of Common Stock reserved for issuance under the Abraxas Petroleum Corporation 1984 Incentive Stock Option Plan, the
Abraxas Petroleum  Corporation  1984   Non-Qualified  Stock  Option  Plan,  the
Abraxas Petroleum Corporation 1993 Key Contributor Stock Option Plan and the Abraxas Petroleum Corporation 1994 Long Term Incentive Plan, thus permitting the resale of shares issued under those plans by nonaffiliates in the public
market without restriction under  the Securities  Act.   As of June 11,  1996,
options  granted under  stock option  plans  to purchase  409,810  shares  of
Common  Stock  were outstanding, of  which 68,600 shares  were vested.   See
"Risk  Factors - Shares Eligible for Future Sale".


                                 LEGAL MATTERS

      The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Cox & Smith Incorporated, San Antonio, Texas.

                                    EXPERTS

      The consolidated financial statements and financial statement schedules of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Ernst & Young LLP,
independent auditors,  as  set   forth  in  their  report  thereon,  included
therein  and incorporated  herein by reference.   Such consolidated  financial
statements and financial statement schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.



      The historical reserve information prepared by DeGolyer and MacNaughton incorporated by reference in this Prospectus has been included herein in reliance upon the authority of that firm as experts with respect to matters contained in such reserve report.

      NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED  BY THE COMPANY OR  ANY OF  THE UNDERWRITERS.   THIS  PROSPECTUS
DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFERS OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOT ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF THE TIME SUBSEQUENT TO ITS DATE.

                               TABLE OF CONTENTS


                                                                  Page
                                                                  ----
Available Information . . . . . . . . . . . . . . . . . . . . . . .  2

Additional Information  . . . . . . . . . . . . . . . . . . . . . .  2

Documents Incorporated by Reference . . . . . . . . . . . . . . . .  2

Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . .  3

The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9

Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . 10

Recent Developments . . . . . . . . . . . . . . . . . . . . . . . . 10

Selling Stockholders  . . . . . . . . . . . . . . . . . . . . . . . 12

Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . 14

Description of Capital Stock  . . . . . . . . . . . . . . . . . . . 15

Shares Eligible for Future Sale . . . . . . . . . . . . . . . . . . 27

Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . 28

Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28

                                   PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.    Other Expenses of Issuance and Distribution.


      The following table indicates the expenses to be incurred in connection with the issuance and distribution of the securities described in this registration statement, other than underwriting discounts and commissions. The Company will pay all such expenses.

      SEC registration fee                                           $8,170

      Blue sky fees and expenses                                      3,000

      Accounting fees and expenses                                    3,000

      Legal fees and expenses                                        10,000

      Fees of Transfer Agent and Registrar                            2,000

      Printing and engraving fees and expenses                        5,000

      Miscellaneous                                                   5,000
                                                                      -----

            TOTAL                                                   $36,170
                                                                    =======

Item 15.    Indemnification of Directors and Officers

      The  Company's   Articles  of  Incorporation   contain  a  provision
that eliminates the personal monetary liability of directors and officers to the Company and its stockholders for a breach of fiduciary duties to the extent currently allowed under the Nevada General Corporation Law
(the  "Nevada Statute").   If  a director  or officer  were to  breach  his
fiduciary duties, neither the Company nor its stockholders could recover monetary damages, and the only course of action available to the Company's stockholders would be equitable remedies, such as an action to enjoin or
rescind  a transaction  involving a breach of  fiduciary duty.   To the  extent
certain claims against directors or officers are limited to equitable remedies, this provision of the Company's Articles of Incorporation may reduce the likelihood of derivative litigation and may discourage stockholders or management from initiating litigation against directors or officers for breach of their duty of care. Additionally, equitable remedies may not be
effective  in many  situations.   If a  stockholder's only remedy  is to
enjoin the completion of the Board of Director's action, this remedy would be ineffective if the stockholder did not become aware of a transaction or event until after it had been completed. In such a situation, it is possible that the stockholders and the Company would have no effective remedy against the directors or officers.

      Liability for monetary damages has not been eliminated for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or payment of an improper dividend in violation of section 78.300 of the Nevada Statute. The limitation of liability also does not eliminate or limit director liability arising in connection with causes of action brought under the Federal securities laws.

      The Nevada Statute permits a corporation to indemnify certain persons, including officers and directors, who are (or are threatened to be made) parties against all expenses (including attorneys' fees) actually and reasonably incurred by, or imposed upon, him in connection with the defense by reason of his being or having been a director or officer if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except where he has been adjudged by a court of competent jurisdiction (and after exhaustion of all appeals) to be liable for gross negligence or willful misconduct in the performance of duty. The Bylaws of the Company provide indemnification to the same extent allowed pursuant to the foregoing provisions of the Nevada Statute.

      Nevada corporations also are authorized to obtain insurance to protect officers and directors from certain liabilities, including liabilities against which the corporation cannot indemnify its directors and officers. The Company does not currently have in effect a directors' and officers' liability insurance policy.

      The  Company  has  entered  into  indemnity agreements  with  each  of
its directors and  officers.   These agreements provide for  indemnification to
the extent permitted by the Nevada Statute.

Item 16.    Exhibits and Financial Statement Schedules.

**3.1       Articles of Incorporation  of Registrant.  (Filed as Exhibit  3.1
to Registrant's Form S-4 Registration Statement, Registration Statement No. 33- 36565).

**3.2       Articles of Amendment to the Articles of Incorporation of
Registrant dated October 22, 1990 (Filed as Exhibit 3.3 to the S-4 Registration Statement).

**3.3       Articles  of  Amendment  to  the Articles  of  Incorporation of
the Registrant  dated  December 18,  1990.    (Filed  as  Exhibit  3.4  to  the
S-4 Registration Statement).

***3.4      Articles  of Amendment  to  the Articles  of  Incorporation of
Registrant dated June 8, 1995.

***3.5      Amended and Restated Bylaws of the Registrant.

***3.6      Certificate of Designation of Series 1995-B Preferred Stock.

**4.1       Specimen Common  Stock Certificate  of the  Registrant.   (Filed
as Exhibit 4.1 to the S-4 Registration Statement).

**4.2       Specimen Preferred Stock Certificate  of the Registrant.  (Filed
as Exhibit 4.2 to Registrant's Annual Report on Form 10-K filed on March 31,
1995).

**4.3       Rights Agreement dated as of December 6, 1994 between the
Registrant and FUNB. (Filed as Exhibit 4.1 to the Registrant's Registration Statement on Form 8-A filed on December 6, 1994).

**4.4       Contingent Value  Rights Agreement  dated November 17,  1995 by and between Registrant and FUNB (Filed as Exhibit 4.1 to Registrant's Current Report on Form 8-K dated November 21, 1995).

***4.5      First Amendment to Contingent Value Rights Agreement dated May 2,
1996 by and between Registrant and FUNB.

***5.1      Opinion of Cox & Smith Incorporated.

**10.1      1984 Non-Qualified Stock Option Plan, as amended and
restated. (Filed as Exhibit 10.7 to the Registrant's Annual Report on Form 10-K filed April 14, 1993).

**10.2      1984 Incentive Stock  Option Plan, as amended and restated.
(Filed as Exhibit 10.8 to the Registrant's Annual Report on Form 10-K filed April 14, 1993).

**10.3      Abraxas  Petroleum  Corporation  1993  Key  Contributor
Stock Option Plan. (Filed as Exhibit 10.9 to the Registrant's Annual Report on Form 10-K filed April 14, 1993).

**10.4      Conveyance of Overriding Royalty Interest dated as of April
1, 1993 by and between Abraxas Production Corporation and Morgan Guaranty Trust Company of New York as trustee under Declaration of Trust dated November 10, 1992, as amended, for the Commingled Pension Trust Fund (Petroleum II). (Filed as Exhibit 10.5 to the Registrant's Current Report on Form 8-K on April 8, 1993).

**10.5      Ancillary Agreement dated  as of April 1, 1993 by  and
between Abraxas Production Corporation and Morgan Guaranty Trust Company of New York as trustee under Declaration of Trust dated November 10, 1992, as
amended, for the Commingled Pension  Trust Fund (Petroleum II).   (Filed as
Exhibit 10.6  to the Registrant's Current Report on Form 8-K filed on April 8,
1993).

**10.6      Abraxas  Petroleum  Corporation   Restricted  Share  Plan  for
Directors.   (Filed as Exhibit  10.20 to the Registrant's Annual  Report on
Form 10-K filed on April 12, 1994).

**10.7      Abraxas Petroleum Corporation  1994 Long Term Incentive Plan.
(Filed as Exhibit 10.21 to the Registrant's Annual Report on Form 10-K filed on April 12, 1994).

**10.8      Abraxas  Petroleum  Corporation  Incentive  Performance Bonus Plan.
(Filed as Exhibit  10.24 to the Registrant's Annual  Report on
Form 10-K filed on April 12, 1994).

**10.9      Registration Rights and Stock Registration  Agreement dated as of
August 11,  1993  by and  among  the Registrant,  EEP and  Endowment
Energy Partners II,  Limited Partnership ("EEP II").   (Filed as  Exhibit 10.33
to the Registrant's Registration Statement on Form S-1, Registration No. 33-66446 (the "S-1 Registration Statement")).

**10.10     First  Amendment  to  Registration  Rights  and  Stock
Registration Agreement dated June 30, 1994 by and among the Registrant, EEP and EEP II. (Filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on July 14, 1994).

**10.11     Second  Amendment  to Registration  Rights  and  Stock
Registration Agreement dated September 2, 1994 by and among the Registrant, EEP and EEP II. (Filed as Exhibit 10.3 to the Registrant's Annual Report on Form 10-K filed March 31, 1995)

**10.12     Third  Amendment  to  Registration  Rights  and  Stock
Registration Agreement dated November 17, 1995 by and among the Registrant, EEP and EEP II. (Filed as Exhibit 10.17 to the Registrant's Annual Report on Form 10-K filed March 31, 1995)

**10.13     Common Stock Purchase Warrant dated as of December 18, 1991
between the Registrant  and EEP.   (Filed  as Exhibit 12.3 to  the Registrant's
Current Report on Form 8-K filed January 9, 1992).

**10.14     Common Stock Purchase Warrant dated as of August 1, 1993 between the Registrant and EEP. (Filed as Exhibit 10.35 to the S-1 Registration Statement).

**10.15     Common  Stock  Purchase Warrant  dated August  11, 1993  between
the Registrant  and  EEP  II.   (Filed  as Exhibit  10.36  to  the S-1
Registration Statement).

**10.16     Common  Stock Purchase  Warrant dated  August 11,  1993 between the Registrant and Associated Energy Managers, Inc. (Filed as Exhibit 10.37 to the S-1 Registration Statement).

**10.17     Letter  dated September 2, 1994  from the Registrant to  EEP and
EEP II. (Filed as Exhibit 10.13 to the Registrant's Annual Report on Form 10-K filed March 31, 1995)

***10.18    Amended  and Restated Credit  Agreement dated as of  August 31,
1995 among Registrant, Abraxas Production Corporation ("Sub") and First Union National Bank of North Carolina ("First Union").

**10.19     Warrant Agreement dated  as of July 27, 1994 between  the
Registrant and First Union.   (Filed as Exhibit 10.3 to the Registrant's
Current Report on Form 8-K filed August 5, 1994).

**10.20     Warrant  Agreement dated  as  of  December  16,  1994,  between the Registrant and FUNB. (Filed as Exhibit 10.23 to the Registrant's Annual Report on Form 10-K filed March 31, 1995).

***10.21    First Amendment  to Warrant  Agreement dated as of  August 31,
1995 between the Registrant and FUNB.

**10.22     Form of Indemnity  Agreement between the Registrant and each  of
its directors  and  officers.   (Filed  as Exhibit  10.30  to  the S-1
Registration Statement).

***10.23    Employment Agreement between the Registrant and Robert L. G.
Watson.

***10.24    Employment Agreement between the Registrant and Chris E. Williford.

***10.25    Employment Agreement between the Registrant and Robert Patterson.

***10.26    Employment Agreement between the Registrant and Stephen T. Wendel.

**10.27     Common Stock and Contingent Value Rights Purchase Agreement dated as of November 17, 1995 by and among Registrant and the Purchasers named in Schedule l thereto. (Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K dated November 21, 1995.)

**10.28     Registration  Agreement  dated   November  17,  1995  by  and
among Registrant and the parties named in Schedule I thereto.   (Filed as
Exhibit 10.2 to Registrant's Current Report on Form 8-K dated November 21,
1995.)

**10.29     Subscription Agreement between Registrant and Grey Wolf
Exploration, Ltd. (Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K dated January 17, 1995.)

**10.30     Subscription  Agreement between  Grey  Wolf  Exploration,  Ltd.
and Cascade Oil and Gas Ltd. (Filed as Exhibit 10.2 to Registrant's Current Report on Form 8-K dated January 17, 1995.)

**10.31     Portilla -  1996, L.P.,  Limited Partnership Agreement.   (Filed
as Exhibit 10.29 to the Registrant's Annual Report on Form 10-K filed March 29, 1996)

**10.32     Purchase and  Sale Agreement  dated  as of  March  20, 1996  by
and between  Acco,  LLC  and  the  Registrant.    (Filed  as  Exhibit  10.30 to
the Registrant's Annual Report on Form 10-K filed March 29, 1996)

**10.33     Assignment  and Bill  of Sale  dated  as of  March  20, 1996  by
and between Acco,  LLC and  Portilla - 1996, L.P.   (Filed  as Exhibit 10.30
to the Registrant's Annual Report on Form 10-K filed March 29, 1996)

**11.1      Statement Regarding Computation of Earnings Per Share. (Filed as
Exhibit  11 to the Registrant's  Quarterly Report on Form 10-Q  filed
May 15, 1996).

**18.1      Letter regarding  change in  accounting principle.   (Filed as
Exhibit 18.1 to the Registrant's Annual Report on Form 10-K filed on April 12, 1994).

**22.1      Subsidiaries of  Registrant.   (Filed as  Exhibit 22.1  to the
Registrant's Annual Report on Form 10-K filed March 31, 1995).

*23.1       Consent of Ernst & Young LLP.

***23.2     Consent of DeGolyer and MacNaughton.

***23.3     Consent of Cox & Smith Incorporated (included in Exhibit 5.1).

***24.1     Powers of Attorney  appear on Page II - 9 of  Registration
Statement filed on January 18, 1996.

***24.2     Power of Attorney of Robert D. Gershen.

***24.3     Power of Attorney of Richard M. Riggs.


**27.1      Financial  Data  Schedule.    (Filed  as  Exhibit  27  to the
Registrant's Quarterly Report on Form 10-Q/A Number 1 filed June 13, 1996.)

- --------------------
*    Filed herewith.
**   Incorporated by reference to the filing indicated.
***  Previously filed.

Item 17.    Undertakings

      A.    The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      C.    Insofar  as  indemnification   for  liabilities  arising  under
the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public
policy as expressed in the  Act and is,  therefore, unenforceable.   In the
event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES



      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, and State of Texas, on the 13th day of June, 1996.




                                    ABRAXAS PETROLEUM CORPORATION





                                    By:   /s/ Chris E. Williford
                                          -----------------------------------
                                          Chris E. Williford,
                                          Executive Vice President, Treasurer
                                          and Chief Financial Officer

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert L. G. Watson and Chris E. Williford, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

            Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


            Signature                                  Name and Title                            Date
            ---------                                  --------------                            ----
    */s/ Robert L. G. Watson                  Chairman of the Board,                            _____, 1996
    -----------------------------
    Robert L.G. Watson                        President, Chief Executive Officer
                                              (Principal Executive Officer) and Director

    /s/ Chris E. Williford                    Executive Vice President,                         June 13, 1996
    -----------------------------
    Chris E. Williford                        Treasurer, Chief Financial
                                              Officer and Director (Principal
                                              Financial and Accounting Officer)

    */s/ Franklin Burke                       Director                                          _____, 1996
    -----------------------------
    Franklin Burke

    */s/ Richard M. Kleberg, III              Director                                          _____, 1996
    -----------------------------
    Richard M. Kleberg, III

    */s/ Willard A. Marks                     Director                                          _____, 1996
    -----------------------------
    Willard A. Marks

    */s/ James C. Phelps                      Director                                          _____, 1996
    -----------------------------
    James C. Phelps

    */s/ Paul A. Powell, Jr.                  Director                                          _____, 1996
    -----------------------------
    Paul A. Powell, Jr.

    */s/ Richard M. Riggs                     Director                                          _____, 1996
    -----------------------------
    Richard M. Riggs

    */s/ Robert D. Gershen                    Director                                          _____, 1996
    -----------------------------
    Robert D. Gershen

    *By:    /s/ Chris E. Williford                                                              June 13, 1996
         -----------------------------
         Chris E. Williford
         Attorney-in-Fact


                                EXHIBIT INDEX




Exhibit Number:   Exhibit                                   Page Number:
- ---------------   -------                                   ------------

23.1              Consent of Ernst & Young LLP
